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                                 February 11, 2022

       Abbott Cooper
       Managing Member
       Driver Management Company LLC
       250 Park Avenue
       7th Floor
       New York, NY 10177

                                                        Re: REPUBLIC FIRST
BANCORP INC
                                                            PRRN14A filed
February 7, 2022
                                                            Filed by Driver
Management Company LLC, et al.
                                                            SEC File No.
0-17007

       Dear Mr. Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed February 7, 2022

       Reasons for the Solicitation, page 8

   1. Refer to comment 5 in our prior comment letter dated January 19, 2022 and your response. The comment
asking you to describe your nominees' plans for Republic First if they are elected to the
board is directed to all participants in this solicitation, including the nominees themselves,
and should be addressed by them if Driver is not in a position to do
                                                        so. Information about
your nominees' specific plans for the Company, including any changes for which they
intend to advocate, is necessary to explain existing statements in this section of the
proxy statement. For example, revise to explain what is meant by your assertions that your
nominees "will act to preserve and enhance shareholder value"
                                                        and "bring new
perspective to the Board."
 Abbott Cooper
FirstName LastNameAbbott Cooper
Driver Management Company LLC
Comapany11,
February  NameDriver
            2022     Management Company LLC
February
Page 2 11, 2022 Page 2
FirstName LastName
2. See the last comment above. As noted in your February 7, 2022 response letter, you were quoted in the Philadelphia Business Journal as advocating for a sale of Republic First:

         "Cooper said Republic First needs to keep raising capital because its fast-growth business model is not profitable enough to sustain itself.

         'And if they can   t raise capital, they are dead in the water,
Cooper said. 'The best thing
         for shareholders would be for [Republic First] to sell, which is really the only option they have at this point since I do not believe they can raise additional capital.'"

         You filed the article containing the quote under cover of DFAN14A soliciting materials on January 21, 2022. Please revise to include this information regarding the reasons for the solicitation and your vision for Republic First in the proxy statement.
Solicitation of Proxies, page 16

3. We note the revisions on page 16 regarding Driver's Section 112 Application with the
         Pennsylvania Department of Banking and Securities made in response to our prior comment. Since you may not solicit proxies until approval is received, provide an estimate of the timing of the approval process, as previously requested.
General

4. We note the filing of a Schedule 13D and DFAN14A on February 10, 2022 by a group of individuals terming itself the Braca Group, led by George E. Norcross,
III. The press
         release of the same date filed by the Braca Group states that the group will support your nominees and oppose the Company's nominees, and that it intends to engage in proxy soliciting activities with respect to the annual meeting. If there have been any contacts between the participants in your solicitation (or their affiliates) and the Braca Group (or their affiliates), please update the proxy statement to describe.
5. Refer to comment 1 in our prior comment letter dated January 19, 2022 and your response letter dated February 7, 2022. We continue to believe that the interests of participants in a solicitation is material information relevant to shareholders determining whether to grant a proxy. The participants' ownership interests in other banks, which may or may not be competitors of Republic First, may be an interest not shared by other Republic First shareholders. Please describe such interests in your response letter and analyze why such information is not material in the context of this solicitation. Abbott Cooper
Driver Management Company LLC
February 11, 2022
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at 202-551-3263.



FirstName LastNameAbbott Cooper                              Sincerely,
Comapany NameDriver Management Company LLC
                                                             Division of
Corporation Finance
February 11, 2022 Page 3                                     Office of Mergers
& Acquisitions
FirstName LastName